SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended  4 September, 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

September 4, 2008

BP AND AAR MOVE TO RESOLVE JOINTVENTURE DISPUTE

An overhaul of the governance structure of
Russia
's
 third largest oil company, TNK-BP,
has been agreed in principle
 by
 the
 two main
 owners,
BP and Alfa Access-Renova (AAR). The aim is

to better align
 their respective interests and
improve the transparency of TNK-BP's equity.

A memorandum of understanding (MOU), signed today and due

to
be finalised
 in detail over the
coming
months,
envisage
s
 the re-structuring of

the
TNK-BP
 board through the appointment of
 three new
 directors
 independent of either side
.

The MOU
also include
s
 an option to
sell up to
20 per cent
of a subsidiary
of
TNK-BP

through an initial public offering (IPO)
on the international financial markets
 at an appropriate future point
, subject to the consent of the Russian authorities
.

BP chairman Peter Sutherland said that
 an agreement wou
ld

align the
two sides
 around a sha
red agenda for value growth and
allow BP and
AAR
 to move forward, relieving recent
tension
s.

"It will create a stable base from which to grow the joint venture to the benefit of everyone involved, including the Russian state for which strong capital investment and continued technical innovation to boost declining oil output are so important," Sutherland said.

BP chief executive Tony Hayward described the
agreement
 as "a
sensible

means of resolving
a situation
 that could not
continue without causing serious
 damage
 to what has been an immensely successful joint venture for all concerned.

"I now look forward to
a fruitful conclusion of negotiations so that we can rebuild trust with
AAR

and resume our
 record of success for the benefit of all parties
,
" he said.
 "A
transparent, responsible
approach to governance
 will be
a critical factor
 in the appeal of TNK-BP
 to potential future
 investors
,

if the company
 is to be fully valued o
n the financial markets
."

The MOU envisages the appointment of a new independent chief executive nominated by BP and approved by the TNK-BP board. The management committee, responsible for running operations, will be reduced significantly from the current 14 members and will include the chief executive, the chief operating officer, the chief financial officer and an executive director.

The main board of TNK-BP

will
 be adjusted in size
 to
four
 representatives each from BP and
AAR
,
together with the
 three
new
independent directors not affiliated to either side
. The company
 will continue to operate under English law.

Current chief executive
 Bob Dudley
will
 step down before the end of the year
. In no
mi
nating his replacement, BP will
 offer a Russian-speaking candidate with extensive Russian business experience.
The new CEO will
 be explicitly
 incentivised to focus on
further
i
mproving transparency, financial returns
 and the market value of the company's shares.

Describing
 Dudley as "an absolutely outstanding CEO
 of great courage and strength of character
"
,
Hayward
 said:
"Bob originally
intended
 to step down
 at the beginning of the year but volunteered to stay in place to guide the joint venture through what he realised would be a difficult transitional phase
. He will
 be very hard to replace.

"
During the last
 five years h
is leadership has been crucial in building what is
 arguably the most successful oil business in
Russia
, with the best record of production growth, reserves replacement and total shareholder return
. He has overseen extraordinary performance, financial and technical, delivering dividends of more than $
20
 billion during that period and paying taxes and duties to the
Russian Federation
 of over $8
0 billion, a record that is surely unrivalled,"
Hayward
 said.

Notes to Editors

TNK-BP posted record profits of $4.7 billion in the first half of this year - more than double the $2.1 billion for the same period in 2007.

Revenues totalled $28.3 billion in
 last half-year, compared with $
17 billion in the first half of 2007.

Oil production has risen
 in the past four consecutive quarters, to a level of 1.63 million barrels a day.
 TNK-BP has more than
 replaced reserves each year since it was formed in August 2003.

Further enquiries
:

BP Press Office,
London
:                                    +44 (0)207 496 4076

BP Russia,
Moscow
:                                           +7495 363 6262

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 4th September, 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary